UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2020

Commission File Number: 001-38350

LITHIUM AMERICAS CORP.

(Translation of Registrant’s name into English)

900 West Hastings Street, Suite 300,

Vancouver, British Columbia

Canada, V6C 1E5

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F   ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

See the Exhibit Index hereto for the documents filed as part of this Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Meeting.

99.2	Notice and Management Information Circular for the Annual General and Special Meeting of Shareholders to be held on May 7, 2020.

99.3	Voting Instruction Form.

99.4	Form of Proxy – Annual General and Special Meeting to be held on May 7, 2020.

99.5	Abridgement certificate

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2020.

LITHIUM AMERICAS CORP.

By:	/s/ Jon Evans
Name: Jon Evans
Title: Chief Executive Officer